news release

Zi Corporation Licenses eZiText to Samyang Electronics

Original Equipment Manufacturer Focused on Growing Chinese Mobile Phone Market

CALGARY, AB, July 14, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has made further inroads into the People's Republic of China, the world's largest mobile phone market, by licensing its user friendly eZiText® predictive text input technology to Korea-based Samyang Electronics Co. Ltd., a privately-owned original equipment manufacturer of GSM (Global System for Mobile) and CDMA (Code Division Multiple Access) wireless handsets. Samyang's products are branded by other mobile phone suppliers and imported into the Chinese market. Samyang has licensed Zi technology in simplified Chinese, traditional Chinese and English to serve their primary market of the People's Republic of China. Samyang also licensed eZiText in Arabic, French, German, Italian, Portuguese and Spanish to serve its other customers in a variety of markets around the world. Samyang is expected to introduce products embedded with the Zi technology by the end of 2003. The agreement calls for Zi to receive initial engineering and implementation fees as well as royalties per handset sold. This agreement, in addition to several other licensing agreements announced in recent weeks, means Zi has now generated more than 75 licensing agreements with original design and equipment manufacturers around the world. "eZiText is an important addition to our handsets because it is easy for us to install and easy for consumers to use in either Chinese or English," said Kim Seung Gyoo, Managing Director of Samyang. China's mobile phone market includes 230 million users, the most of any country, according to a published report last May. Handset sales are expected to grow by 10 percent, to about 75 million units, this year alone, according to a UBS Warburg estimate. "Business in China remains strong and we continue to expand our presence there through new agreements with handset manufacturers, OEM and ODM designers, and importers around the world," said Gary Mendel, vice president of sales and marketing, Zi Corporation. "These licensing agreements will not only extend our reach into China, but will continue to drive top line revenue growth in the near term as our customers introduce new products embedded with Zi technology into this rapidly expanding market."

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:

Investor Inquiries: Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com Media Inquiries: Allen & Caron Inc Len Hall Phone: (949) 474-4300 E-mail:len@allencaron.com	Zi Corporation Dale Kearns, Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com